October 16, 2008

Mr. John Cash, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mace Security International, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended June 30, 2008
File No.0-22810

Dear Mr. Cash:

This letter is the response of Mace Security International, Inc. (“MSI”) to your letter of October 7, 2008. This letter of response has been organized by restating your comment and then providing MSI’s response under the comment.

Form 1O-Q for the period ended June 30, 2008

Notes to the Financial Statements

7. Commitments Contingencies, page 14

1. We note your response to our prior comment eight in our letter dated September 11, 2008, the Schedule 13D/A with Exhibits 99.1 and 99.2 filed on July 17, 2008 and your disclosures related to a change in marketing direction that resulted in an asset impairment charge on page 18 of your Form 10-Q for the period ended June 30, 2008. Please consider including risk factors relating to changes in your digital media marketing segment business plan and the potential impact that current economic conditions may have on your businesses in future filings.

Response.
In future filings, MSI will consider including risk factors relating to changes in its digital media marketing segment business plan and the potential impact that current economic conditions may have on its businesses.

In connection with the responses above, MSI acknowledges that:

(a) MSI is responsible for the adequacy and accuracy of the disclosure in its filings;
(b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing untold; and
(c) MSI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Kramer
Robert M. Kramer
General Counsel